FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1997

                                      OR

      [  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________

                        Commission file number:  0-7574



                    WAUSAU-MOSINEE PAPER CORPORATION HOURLY
                    SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                       WAUSAU-MOSINEE PAPER CORPORATION
                      1244 KRONENWETTER DRIVE
                      MOSINEE, WI 54455-9099
    (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                        WAUSAU-MOSINEE PAPER CORPORATION
                                      HOURLY SAVINGS AND INVESTMENT PLAN
                                                      Mosinee, Wisconsin



                                                   FINANCIAL STATEMENTS
                                             AND SUPPLEMENTAL SCHEDULES
                                           Year Ended December 31, 1997

                      WAUSAU-MOSINEE PAPER CORPORATION
                     HOURLY SAVINGS AND INVESTMENT PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        Year Ended December 31, 1997


                              TABLE OF CONTENTS

                                                                       PAGE

 Independent Auditor's Report                                            4

 Financial Statements:

   Statements of Net Assets Available for Benefits                     5 - 7

   Statement of Changes in Net Assets Available for Benefits           8 - 12

   Notes to Financial Statements                                      13 - 19

 Supplemental Schedules:

   Schedule 1 - Item 27a - Schedule of Assets Held for Investment
                           Purposes                                     21

   Schedule 2 - Item 27d - Schedule of Reportable (5%) Transactions     22

                    INDEPENDENT AUDITOR'S REPORT



 Employee Benefits Committee of the
   Wausau-Mosinee Paper Corporation
 Mosinee, Wisconsin


 We have audited the accompanying statements of net assets available for benefits of the WAUSAU-MOSINEE PAPER CORPORATION HOURLY SAVINGS AND INVESTMENT PLAN (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the WAUSAU-MOSINEE PAPER CORPORATION HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1997 and 1996, and changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

 Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1997, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   WIPFLI ULLRICH BERTELSON LLP
                                   Wipfli Ullrich Bertelson LLP


 June 19, 1998
 Wausau, Wisconsin

                                  WAUSAU-MOSINEE PAPER CORPORATION
                                 HOURLY SAVINGS AND INVESTMENT PLAN

                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                         December 31, 1997

                                             WAUSAU-MOSINEE
                      TEMPLETON     FIDELITY   PAPER CORP   NATIONWIDE     NEUBERGER &
                       FOREIGN      MAGELLAN  COMMON STOCK    INDEXED      BERMAN LIM
                        FUND I        FUND        FUND     FIXED OPTION   MAT BOND TRST
 Participant
   contribution
   receivable          $  9,286    $   37,077   $  4,287     $  5,469       $   850
 Investments            351,081     1,913,209    284,895      266,682        15,414

 Total assets           360,367     1,950,286    289,182      272,151        16,264

 Net assets available
  for benefits         $360,367    $1,950,286   $289,182     $272,151       $16,264

                                 FIDELTY    PHOENIX    NEUBERGER &      DREFUS      JANUS
                    DREYFUS A    PURITAN    BALANCED      BERMAN       S & P 500   TWENTY
                  BONDS PLUS       FUND       FUND    GUARDIAN TRST   INDEX FUND     FUND
 ASSETS:

 Participant
   contribution
   receivable       $  280       $  4,158   $   209    $  22,254       $  6,199   $  9,393
 Investments         8,536        159,477     5,664      887,780        146,702    22,0773

 Total assets        8,836        163,635     5,873      910,034        152,901    232,466

 Net assets
   available
   for benefits     $8,836       $163,635   $5,873     $910,034        $152,901   $232,466

                     JANUS      NSAT SMALL  WARBURG-PINCUS
                   WORLDWIDE     COMPANY       EMERGING      PERSONAL     PERSONAL
                      FUND         FUND       GROWTH FUND   PORTFOLIO 1  PORTFOLIO 2
 ASSETS:

 Participant
   contribution
   receivable      $  6,818     $   311        $   798        $  4        $   60
 Investments        169,090       9,953         22,598         213         1,677

 Total assets       175,908      10,264         23,396         217         1,737

 Net assets
   available
   for benefits    $175,908     $10,264        $23,396        $217        $1,737

                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                       DECEMBER 31, 1997
                                          (CONTINUED)
                 PERSONAL     PERSONAL     PERSONAL     PERSONAL    PARTICIPANT
                PORTFOLIO 3  PORTFOLIO 4  PORTFOLIO 5  PORTFOLIO 6     LOANS     TOTALS
 ASSETS:

  Participant
    contribution
    receivable   $   314       $  466      $ 2,190      $ 1,779      $        $  112,202
 Investments      11,796        2,277       27,103       42,739       25,977   4,575,956

 Total assets     12,110        2,743       29,293       44,518       25,977   4,688,158

 Net assets
   available
   for benefits  $12,110       $2,743      $29,293      $44,518      $25,977  $4,688,158

                         See accompanying notes to financial statements

                            WAUSAU-MOSINEE PAPER CORPORATION
                            HOURLY SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                     December 31, 1996
                   TEMPLETON     NEUBERGER      MARSHALL                  FIDELITY
                    FOREIGN      & BERMAN       & ILSLEY     GENERAL      MAGELLAN
                    FUND I     GUARDIAN FUND  BALANCED FUND  ACCOUNT        FUND
 ASSETS:

  Participant
    contribution
    receivable     $      -     $      -       $      -     $      -     $        -
 Investments        185,874      611,261        126,289      261,391      1,278,245

 Total assets       185,874      611,261        126,289      261,391      1,278,245

 Net assets
   available
   for benefits    $185,874     $611,261       $126,289     $261,391     $1,278,245

                         WAUSAU-MOSINEE
                           PAPER CORP
                          COMMON STOCK         PARTICIPANT
                              FUND                LOANS             TOTALS
 ASSETS:

   Participant
    contribution
    receivable            $      -               $    -           $        -
 Investments               197,925                9,163            2,670,148

 Total assets              197,925                9,163            2,670,148

 Net assets available
  for benefits             197,925                9,163            2,670,148

                         See accompanying notes to financial statements

                              WAUSAU-MOSINEE PAPER CORPORATION
                             HOURLY SAVINGS AND INVESTMENT PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                Year Ended December 31, 1997
                          TEMPLETON     NEUBERGER      MARSHALL                 FIDELITY
                           FOREIGN      & BERMAN       & ILSLEY       GENERAL   MAGELLAN
                            FUND I     GUARDIAN FUND  BALANCED FUND   ACCOUNT     FUND
 ADDITIONS:

   Participant deferral
    contributions         $176,951    $  259,047       $  50,664     $100,497   $  563,548
   Participant rollover
    contributions            6,491        12,116
   Investment income        10,566       199,715          18,304       18,517      382,273
    Transfers from
     other funds

 Total additions           194,008       470,878          68,968      119,014      945,821

 DEDUCTIONS:
   Employee benefits
    and withdrawals          1,811           909           1,734        1,721       10,955
   Investment loss
   Administrative
    expenses                    25            51             131          213          330
   Transfers to
    other funds             17,679     1,081,179         193,392      378,471      262,495

   Total deductions         19,515     1,082,139         195,257      380,405      273,780

 Net additions
  (deductions)             174,493      (611,261)       (126,289)    (261,391)     672,041
 Net assets available
   for benefits at
   beginning               185,874       611,261         126,289      261,391    1,278,245
 Net assets available
   for benefits at end    $360,367    $        -       $       -    $       -   $1,950,286

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                Year Ended December 31, 1997
                                        (continued)

                          WAUSAU-MOSINEE
                            PAPER CORP    NATIONWIDE    NEUBERGER &               FIDELITY
                           COMMON STOCK     INDEXED     BERMAN LIM     DREYFUS A   PURITAN
                               FUND      FIXED OPTION  MAT BOND TRST  BONDS PLUS     FUND
 ADDITIONS:

   Participant deferral
    contributions           $ 95,422       $ 19,784      $ 3,134       $  838     $ 14,847
   Participant rollover
    contributions                                          1,430                       477
   Investment income          23,780          3,160          150          248        2,708
    Transfers from
     other funds                            249,251       11,550        7,750      145,603

 Total additions             119,202        272,195       16,264        8,836      163,635

 DEDUCTIONS:
   Employee benefits
    and withdrawals            1,503             44
   Investment loss
   Administrative
    expenses
   Transfers to
    other funds               26,442

   Total deductions           27,945             44            -            -            -

 Net additions
   (deductions)               91,257        272,151       16,264        8,836      163,635
 Net assets available for
   benefits at beginning     197,925

 Net assets available for
   benefits at end          $289,182       $272,151      $16,264       $8,836     $163,635

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                Year Ended December 31, 1997
                                         (Continued)

                               PHOENIX        NEUBERGER &       DREYFUS
                              BALANCED          BERMAN         S & P 500
                                 FUND        GUARDIAN TRST    INDEX FUND
 ADDITIONS:

   Participant deferral
    contributions             $        717    $    77,839    $      20,460
   Participant rollover
    contributions
   Investment income                                                 1,149
    Transfers from
     other funds                     5,197        924,697          131,292

 Total additions                     5,914      1,002,536          152,901

 DEDUCTIONS:
   Employee benefits
    and withdrawals                                   274
   Investment loss                      41         92,228
   Administrative
    expenses
   Transfers to
    other funds

   Total deductions                     41         92,502                -

 Net additions
  (deductions)                       5,873        910,034          152,901
 Net assets available for
   benefits at beginning
 Net assets available for
   benefits at end                   5,873        910,034          152,901

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                Year Ended December 31, 1997
                                         (Continued)

                              JANUS    JANUS     NSAT SMALL  WARBURG-PINCUS
                             TWENTY  WORLDWIDE    COMPANY       EMERGING      PERSONAL     PERSONAL
                              FUND     FUND        FUND       GROWTH FUND    PORTFOLIO 1  PORTFOLIO 2
 ADDITIONS:

   Participant deferral
    contributions          $ 30,528   $ 24,124   $   961        $ 2,444        $    15      $   199
   Participant rollover
    contributions
   Investment income                                                                 2           13
    Transfers from
     other funds            210,257    159,450    10,082         22,184            200        1,525

 Total additions            240,785    183,574    11,043         24,628            217        1,737

 DEDUCTIONS:
   Employee benefits
    and withdrawals
   Investment loss            8,319      7,666       779          1,232
   Administrative
    expenses
   Transfers to
    other funds

   Total deductions           8,319      7,666       779          1,232             -            -

 Net additions
  (deductions)              232,466    175,908    10,264         23,396           217        1,737
 Net assets available for
   benefits at beginning

 Net assets available for
   benefits at end         $232,466   $175,908   $10,264        $23,396        $  217       $1,737

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                Year Ended December 31, 1997
                                         (Continued)

                                 PERSONAL     PERSONAL      PERSONAL      PERSONAL    PARTICIPANT
                                PORTFOLIO 3  PORTFOLIO 4   PORTFOLIO 5   PORTFOLIO 6      LOANS     TOTALS
 ADDITIONS:

   Participant deferral
    contributions               $ 1,012       $ 1,690       $ 7,539       $ 6,414      $          $1,458,674
   Participant rollover
    contributions                                                           7,629                     28,143
   Investment income                               11                                    1,585       662,181
    Transfers from
     other funds                 11,099         1,042        22,131       31,119         15,229    1,959,658

 Total additions                 12,111         2,743        29,670       45,162         16,814    4,108,656

 DEDUCTIONS:
   Employee benefits
    and withdrawals                                                                                   18,951
   Investment loss                    1                         377          644                     111,287
   Administrative
    expenses                                                                                             750
   Transfers to
    other funds                                                                                    1,959,658

   Total deductions                   1             -          377          644               -    2,090,646

 Net additions
  (deductions)                   12,110         2,743       29,293       44,518          16,814    2,018,010
 Net assets available for
   benefits at beginning                                                                  9,163    2,670,148
 Net assets available for
   benefits at end              $12,110        $2,743      $29,293      $44,518         $25,977   $4,688,158

                            WAUSAU-MOSINEE PAPER CORPORATION
                           HOURLY SAVINGS AND INVESTMENT PLAN

                              NOTES TO FINANCIAL STATEMENTS

 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICY

 The following description of the Wausau-Mosinee Paper Corporation Hourly Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

 GENERAL

 The Plan was established on June 1, 1994. It is a defined contribution plan covering all regular full-time hourly employees of Wausau-Mosinee Paper Corporation (the "Company") who are members of the collective bargaining units represented by United Paperworkers International Union Local 1260 and 1381 AFL-CIO. An employee becomes eligible to participate in the Plan on the first day of the first month coinciding with or next following the 60th full working day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 CONTRIBUTIONS

 Participants are allowed to contribute up to 16 percent of their gross annual compensation, as defined in the Plan document. The Company currently does not match any portion of participant deferral contributions. Contributions are subject to certain limitations.

 The Plan allows participants to roll over distributions from another company's retirement plan. Participants may deposit any portion of a distribution that has not been taxed, provided that the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code (IRC). The Company does not match these contributions.

 VESTING

 Participants are fully vested in their entire account balance which includes salary deferral and rollover contributions plus earning/losses thereon.

 A participant may withdraw any portion of their account balance for any reason after they reach age 59 1/2 or at any age if they demonstrate financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10 percent penalty.

 INVESTMENT OPTIONS

 The Plan allows participants to select their investment options from one or more of the following choices:

 COMPANY STOCK

 Funds are invested exclusively in the common stock of Wausau-Mosinee Paper Corporation and are not considered to be a diversified investment option. The fund seeks long-term capital growth, with current income and growth of income as secondary objective.

 <bullet> Wausau-Mosinee Paper Corporation Common Stock Fund

 INTERNATIONAL/GLOBAL FUNDS

 Funds are invested primarily in diversified equity securities and debt obligations of companies and governments outside the United States. The funds seek long-term capital appreciation.

 <bullet> Templeton Foreign Fund I
 <bullet> Janus Worldwide Fund

 AGGRESSIVE GROWTH FUNDS

 Funds are invested in diversified equity securities of small-to-medium sized companies in the United States with emerging or renewed growth potential. The funds seek long-term capital appreciation.

 <bullet> Nationwide Separate Account Trust (NSAT) Small Company Fund
 <bullet> Warburg Pincus Emerging Growth Fund

 GROWTH FUNDS

 Funds are invested in diversified equity securities of small, medium, and large companies considered to have better-than-average prospects for appreciation. The funds seek long-term capital appreciation.

 <bullet> Fidelity Magellan Fund
 <bullet> Janus Twenty Fund

 GROWTH AND INCOME FUNDS

 Funds are invested in a portfolio of common stocks, securities convertible to common stocks, and income-producing equity securities. The funds seek long-term total return and potential for capital appreciation with current income provided by dividends as a secondary objective.

 <bullet> Dreyfus S & P 500 Index Fund
 <bullet> Neuberger & Berman Guardian Fund
 <bullet> Neuberger & Berman Guardian Trust

 BALANCED/ASSET ALLOCATION FUNDS

 Funds are invested in common stocks for growth potential, high-quality government and corporate bonds to generate income, and short-term money market instruments to help balance volatility. The funds seek to maximize investment returns consistent with reasonable safety of principal by investing in a mix of asset classes noted above.

 <bullet> Fidelity Puritan Fund
 <bullet> Marshall & Ilsley Balanced Fund
 <bullet> Phoenix Balanced Fund

 INCOME FUNDS

 Funds are invested in a diversified group of high quality debt securities with varying maturities. The funds seek the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity.

 <bullet> Dreyfus A Bonds Plus
 <bullet> Neuberger & Berman Limited Maturity Bond Trust
 GUARANTEED RETURN CONTRACT

 Funds are invested primarily in investment grade bonds and mortgage backed securities. The funds guarantee a stated rate of return on a quarterly basis that is indexed to the Treasury Note yield.

 <bullet> General Account
 <bullet> Nationwide Indexed Fixed Option

 LIFESTYLE FUNDS

 Funds are managed by a group of subadvisers who manage a portion of each fund's portfolio. Each of the six lifestyle funds vary from conservative - short-term (Personal Portfolio 1) to aggressive - long-term (Personal Portfolio 6) investment styles.

 <bullet> Personal Portfolios 1 - 6

 Participants may change their investment elections for current account balance and future employee deferrals as often as they would like.

 PARTICIPANT LOANS

 Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50 percent of the participant's account balance or $50,000, and are secured by the balance in the participant's account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans range from 10.25 percent to 10.75 percent. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan.

 PAYMENT OF BENEFITS

 On termination of service due to death, disability, or retirement, a participant's account is payable to the participant, or a named beneficiary, based on the participant's elected payment method. The payment options available are lump-sum, period payment, or nontransferable annuity.

 EXPENSES OF THE PLAN

 Administrative expenses charged by Pension Associates of Wausau, Inc., and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are offset against earnings. Loan fees are charged directly to the participant's account against the investment option for which the loan was originally charged.

 PLAN TERMINATION

 The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant is nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until all benefits have been distributed according to the terms of the Plan.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING
 The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

 USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

 The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 INVESTMENT VALUATION

 The Plan's various mutual fund and company stock investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in the Nationwide Indexed Fixed Option and General Account are stated at contract amount which approximates fair value. Loans are stated at estimated fair value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income/loss is not available from the trustee.

 PAYMENT OF BENEFITS

 Benefit payments to participants are recorded upon distribution.

 NOTE 3 - INVESTMENTS

 The following represents a summary of the market value of investments at
 December 31, 1997 and 1996.  Investments that individually represent 5 percent or more of the Plan's net assets available for benefits are separately identified.
                                                               ASSET MARKET VALUE
                                                               1997          1996
 Investments at Fair Value as
 DETERMINED BY QUOTED MARKET PRICE
 Wausau-Mosinee Paper Corporation common stock              $  284,895  $  197,925

 Common/collective trust - Marshall & Ilsley Balanced Fund                 126,289

 Pooled separate accounts:
   Templeton Foreign Fund                                      351,081     185,874
   Fidelity Magellan Fund                                    1,913,209   1,278,245
   Neuberger & Berman Guardian Trust                           887,780
   Other                                                       846,332

                                                             3,998,402   1,464,119

 Registered investment company - Neuberger & Berman
   Guardian Fund                                                           611,261
 INVESTMENTS AT ESTIMATED FAIR VALUE

 Participant loans                                              25,977       9,163

 INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial institutions:
   Nationwide Indexed Fixed Option                            266,682
   General Account                                                         261,391

                                                              266,682      261,391

      Total investments                                    $4,575,956   $2,670,148

 During 1997 and 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:
                                                      NET CHANGE IN FAIR VALUE
                                                           1997       1996
 Investments at Fair Value as
 DETERMINED BY QUOTED MARKET PRICE
 Wausau-Mosinee Paper Corporation common stock         $  23,780   $  (1,732)
 Common/collective trust                                  18,304       9,043
 Pooled separate accounts                                285,833     125,686
 Registered investment company                           199,715      78,884

                                                         527,632     211,881

 INVESTMENTS AT ESTIMATED FAIR VALUE

 Participant loans                                         1,585         647

 INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial institutions      21,677      12,776

   Net change in fair value                            $ 550,894  $ 225,304

 NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for benefits at
 December 31, 1997 to Form 5500.  Reconciling differences exist since the financial statements are prepared on the accrual basis of accounting and the
 Form 5500 is prepared on a modified cash basis.
 Net assets available for benefits                             $ 4,688,158
 Less - Receivables for participant contributions                  112,202

 Net assets available for benefits - Form 5500                 $ 4,575,956

 NOTE 5 - TAX-EXEMPT STATUS OF THE PLAN

 The Internal Revenue Service has determined and informed the Company by a letter dated August 23, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

 NOTE 6 - NOTICE OF AVAILABILITY

 The complete annual report of the Wausau-Mosinee Paper Corporation Hourly Savings and Investment Plan is available upon request for a reasonable charge and is also available for examination at the plan administrator's office located in Mosinee, Wisconsin during normal business hours.

                        SUPPLEMENTAL SCHEDULES

                                   WAUSAU-MOSINEE PAPER CORPORATION
                                  HOURLY SAVINGS AND INVESTMENT PLAN
                                   PLAN'S EIN #39-0690900 PLAN #004
               SCHEDULE 1-ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          DECEMBER 31, 1997

Identity of Issue, Borrower         Description of Investment Including Maturity Date,                  Current
  Lessor, or Similar Party          Rate of Interest, Collateral, Par or Maturity Value        Cost      Value
 Nationwide Life Insurance Company  Pooled separate account - Templeton Foreign Fund I          *     $  351,081
 Nationwide Life Insurance Company  Pooled separate account - Fidelity Magellan Fund            *      1,913,209
 Wausau-Mosinee Paper Corporation   Common stock-Wausau-Mosinee Paper Corp Common
                                      Stock Fund                                                *        284,895
 Nationwide Life Insurance Company  Group annuity contract - Nationwide Indexed Fixed
                                      Option 5.57%                                          $266,682     266,682
 Nationwide Life Insurance Company  Pooled separate account-Neuberger & Berman Lim Mat
                                      Bond Trst                                                 *         15,414
 Nationwide Life Insurance Company  Pooled separate account-Dreyfus A Bonds Plus                *          8,556
 Nationwide Life Insurance Company  Pooled separate account-Fidelity Puritan Fund               *        159,477
 Nationwide Life Insurance Company  Pooled separate account-Phoenix Balanced Fund               *          5,664
 Nationwide Life Insurance Company  Pooled separate account-Neuberger & Berman Guardian
                                      Trust                                                     *        887,780
 Nationwide Life Insurance Company  Pooled separate account-Dreyfus S & P 500 Index Fund        *        146,702
 Nationwide Life Insurance Company  Pooled separate account - Janus Twenty Fund                 *        223,073
 Nationwide Life Insurance Company  Pooled separate account-Janus Worldwide Fund                *        169,090
 Nationwide Life Insurance Company  Pooled separate account-NSAT Small Company Fund             *          9,953
 Nationwide Life Insurance Company  Pooled separate account-Warburg-Pincus Emerging Growth Fund *         22,598
 Nationwide Life Insurance Company  Pooled separate account-Personal Portfolio 1                *            213
 Nationwide Life Insurance Company  Pooled separate account-Personal Portfolio 2                *          1,677
 Nationwide Life Insurance Company  Pooled separate account-Personal Portfolio 3                *         11,796
 Nationwide Life Insurance Company  Pooled separate account-Personal Portfolio 4                *          2,277
 Nationwide Life Insurance Company  Pooled separate account-Personal Portfolio 5                *         27,103
 Nationwide Life Insurance Company  Pooled separate account-Personal Portfolio 6                *         42,739
 Participant Loans                  Interest rate during year 10.25%-10.75%                     0         25,977

 * The mutual fund assets consist of pooled funds held by the custodian. The custodian has stated that they cannot provide information regarding the cost of the investments. There were no investment assets reportable as acquired and disposed of during the year.

                                     See Independent Auditor's Report

                                     WAUSAU-MOSINEE PAPER CORPORATION
                                    HOURLY SAVINGS AND INVESTMENT PLAN
                                     PLAN'S EIN #39-0690900 PLAN #004
                      SCHEDULE 2-ITEM 27D-SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                              DECEMBER 31, 1997

                                                                             Expense
                                                                               In-              Current
                                                                             curred             Value of    Net
                                                                              With              Asset on   Gain
 Identity of                                  Purchase    Selling    Lease   Trans-   Cost of  Transaction  or
Party Involved     Description of Asset         Price      Price     Rental  action    Asset      Date    (Loss)
Nationwide Life     Group Annuity contract -
  Insurance Company   General Account         $249,251  $      N/A  $   N/A  $   N/A  $249,251   $249,251  $ N/A
Nationwide Life     Pooled separate account -
  Insurance Company   Fidelity Puritan Fund    145,603         N/A      N/A      N/A       N/A    145,603    N/A

 Nationwide Life    Pooled separate account -
  Insurance Company   Neuberger & Berman
                      Guardian Trust           924,696         N/A      N/A      N/A       N/A    924,696    N/A

 Nationwide Life    Pooled separate account -
  Insurance Company   Fidelity Magellan Fund   563,548     262,496      N/A      N/A       N/A    826,044    N/A

 Nationwide Life    Pooled separate account -
  Insurance Company   Janus Twenty Fund        210,257         N/A      N/A      N/A       N/A    210,257    N/A

 Nationwide Life    Pooled separate account -
  Insurance Company   Templeton Foreign Fund I 183,442         N/A      N/A      N/A       N/A    183,442    N/A

 Nationwide Life    Pooled separate account -
  Insurance Company   Janus Worldwide Fund     159,450         N/A      N/A      N/A       N/A    159,450    N/A

 Neuberger & Berman Registered investment
  Management, Inc.    Company - Neuberger &
                      Berman Guardian Fund     271,163   1,081,179      N/A      N/A       N/A  1,352,342    N/A

 Marshall & Ilsley  Common/collective trust -
  Corporation         Marshall & Ilsley
                      Balanced Fund               N/A      193,392      N/A      N/A       N/A    193,392    N/A

 Employers Life     Group annuity contract -
  Insurance           General account
  Company of Wausau                               N/A      378,471      N/A      N/A   378,471    378,471    N/A

                                              See Independent Auditor's Report

                            SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   WAUSAU-MOSINEE PAPER CORPORATION
                                   HOURLY SAVINGS AND INVESTMENT PLAN




 DATE: June 29, 1998               LARRY A. BAKER
                                   Larry A. Baker
                                   Trustee

                           EXHIBIT INDEX
                                TO
                             FORM 11-K
                                OF
             WAUSAU-MOSINEE PAPER CORPORATION HOURLY
                    SAVINGS AND INVESTMENT PLAN
               FOR THE YEAR ENDED DECEMBER 31, 1997
           Pursuant to Section 102(d) of Regulation S-T
                      (17 C.F.R. <section>232.102(d))



 EXHIBIT 23 -  Consents of Experts and Counsel

               Consent of Independent Accountants